PRICING SUPPLEMENT NO. 53 dated July 21, 2006	Filed pursuant to Rule 424(b)(3)

to Prospectus Supplement and Prospectus dated July 1, 2005	Registration No. 333-124095

EKSPORTFINANS ASA

Medium-Term Notes
Due Nine Months or More From the Date of Issue
16 Month Asia FX Bull Notes

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Principal Amount:	$26,575,000.00

CUSIP No.:	28264QCV4

ISIN:	US28264QCV41

Goldman, Sachs & Co. has agreed to purchase the notes from us at a price equal to 99.75% of the Principal Amount of the notes, which will result in $26,508,562.50 of proceeds to us (before expenses).*

Goldman, Sachs & Co. may offer the notes in transactions in the over-the-counter market or through negotiated transactions at market prices or negotiated prices.

Agent:	Goldman, Sachs & Co.

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	July 21, 2006

Original Issue Date:	August 4, 2006

Maturity Date:	November 30, 2007. If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day, unless that day falls in the next calendar month, in which case the Maturity Date will be the first preceding day that is a Business Day.

Determination Date:	November 15, 2007. In the event that November 15, 2007 is not a Business Day, the Determination Date will be the 10th Business Day prior to the Maturity Date.

*	See “Supplemental Plan of Distribution”.

Indexed note:	Yes. The index will be a basket of long positions in the following currencies versus the U.S. dollar (USD): Japanese yen (JPY), Chinese renminbi (CNY), Korean won (KRW), Singapore dollar (SGD), Taiwan dollar (TWD), Indonesian rupiah (IDR), Malaysian ringgit (MYR) and Thai baht (THB) (each an index currency, and together, the index currencies), each weighted at 12.50% of the basket.

Redemption Amount:	At maturity, the holder will be entitled to receive the Redemption Amount, which will be the Principal Amount multiplied by a percentage equal to 100 + 1.4 x (Final Index Value — Initial Index Value).

The Redemption Amount will not, however, be less than 100.00% of the Principal Amount. The holder will be entitled to receive the portion of the total Redemption Amount equal in proportion to the portion of the Principal Amount evidenced by the notes he or she holds. The Redemption Amount will be denominated in U.S. dollars and will be determined by the calculation agent as of the Determination Date.

Initial Index Value:	100.00, set by the calculation agent on the Trade Date.

Final Index Value:	12.50 multiplied by the sum of (i) 116.50 divided by the Final Exchange Rate for JPY/USD and (ii) 7.9897 divided by the Final Exchange Rate for CNY/USD and (iii) 949.80 divided by the Final Exchange Rate for KRW/USD and (iv) 1.5840 divided by the Final Exchange Rate for SGD/USD and (v) 32.765 divided by the Final Exchange Rate for TWD/USD and (vi) 9150 divided by the Final Exchange Rate for IDR/USD and (vii) 3.68 divided by the Final Exchange Rate for MYR/USD and (viii) 38.00 divided by the Final Exchange Rate for THB/USD.

Final Exchange Rate:	The spot exchange rate, as determined at the sole discretion of the calculation agent, between the applicable index currency and the U.S. dollar expressed as the amount of the applicable index currency units per U.S. dollar for customary settlement in the spot foreign exchange market, at 10:00 a.m. (New York City time) on the Determination Date.

Reference Rate:	The Reference Rate of each index currency, as calculated on the trade date, is:

JPY/USD = 116.50 CNY/USD = 7.9897 KRW/USD = 949.80 SGD/USD = 1.5840 TWD/USD = 32.765 IDR/USD = 9150 MYR/USD = 3.68 THB/USD = 38.00

Calculation agent:	Goldman, Sachs & Co.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples thereof

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year as a result of our failure to pay the Redemption Amount on the Maturity Date, it will be calculated based on the actual number of days in the period and the actual number of days in the year.

Acceleration:	If the maturity of the notes is accelerated upon an event of default under the indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be determined by the calculation agent. Such amount will be the Redemption Amount calculated as if the date of declaration of acceleration were the Determination Date.

Other:	The notes do not pay interest and are not renewable notes, asset linked notes, amortizing notes, exchangeable notes or zero coupon notes, each as described in the prospectus supplement. The notes will be issued with an original issue discount for U.S. federal income tax purposes. There is no optional redemption or extension of maturity in connection with the notes.

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS

     Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the index currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is less than the original issue price.

     The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “—The market price of your notes may be influenced by many factors that are unpredictable and interrelated” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “—Your notes may not have an active trading market” below.

     Even if the Redemption Amount is greater than the principal amount, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, your return at maturity may be less than the amount you would have received if you held an ordinary debt security.

     The notes are financial instruments that are suitable only for sophisticated investors who are experienced with respect to derivatives and derivative transactions and currency-indexed instruments, and who are able to bear the loss of a portion of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances. For further information, see “Risks relating to indexed notes or notes linked to certain assets” in the prospectus supplement.

The notes do not bear periodic interest.

     You will not receive any periodic interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. Moreover, under applicable United States tax law as described under “Taxation in the United States” below, you will likely have to pay tax on deemed interest amounts even though your notes do not bear periodic interest.

The return on the notes will depend on changes in the index levels and is subject to currency exchange rate risk.

     Any amount we pay on the Maturity Date that exceeds 100.00% of the outstanding principal amount of your notes will be based upon the difference between the Final Index Value and the Initial Index Value. Fluctuations in the exchange rates between the Japanese yen, Chinese renminbi, Korean won, Singapore dollar, Taiwan dollar, Indonesian rupiah, Malaysian ringgit and Thai baht, on the one hand, and the U.S. dollar (in which your notes are denominated), on the other hand, will affect the market price of your notes, the level of the index and the amount payable at maturity. For example, if the U.S. dollar appreciates, we expect that the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates, we expect that the market value of your notes will increase.

The value of the index currencies is related to changes in their exchange rates relative to the U.S. dollar.

     The value of any currency, including the index currencies and the U.S. dollar, may be affected by complex political and economic factors. The exchange rate of each index currency in terms of the U.S. dollar is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each index currency and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, the United States and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the Japanese yen, Korean won, Singapore dollar, Taiwan dollar, Indonesian rupiah and Thai baht in recent years have generally been permitted to fluctuate in value relative to the U.S. dollar. Governments, including those issuing the index currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, market value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the index currencies, the U.S. dollar specifically or any other currency.

     The price of the notes and payment on the Maturity Date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the index or other de facto restrictions on the repatriation of U.S. dollars.

Owning the notes is not the same as owning the index currencies.

     The return on your notes will not reflect the return you would realize if you actually purchased any or all of the basket constituents and converted them into U.S. dollars on the Determination Date. The index currency exchange rates are calculated by reference to each index currency relative to the U.S. dollar without taking into consideration the value of each index currency relative to other currencies on in other markets.

Even though currency trades around-the-clock, your notes will not.

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the index currencies and U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Final Index Value used to calculate the amount paid to you in U.S. dollars at maturity. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The market price of your notes may be influenced by many factors that are unpredictable and interrelated.

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the Maturity Date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable.

     Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your notes, may offset any positive effect that an increase in the level of the index attributable to favorable political or economic developments in Europe or Asia could have. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

     The level of the index will affect the market value of your notes.

     We expect that the market value of your notes at any particular time will depend substantially on the amount, if any, by which the level of the index at that time has risen above or has fallen below the Initial Index Value. If you sell your notes at a time when the level of the index exceeds the Initial Index Value, you may receive substantially less than the amount that would be payable on the Maturity Date based on a Final Index Value equal to that current level because of an expectation that the level of the index will continue to fluctuate until the Final Index Value is determined. If you sell your notes at a time when the level of the index is below, or not sufficiently above, the Initial Index Value, you may receive less than the principal amount of your notes.

     It is impossible to predict whether the index level will rise or fall. In addition, we cannot predict whether future changes in the values of the index currencies will correlate with changes that occurred in the past.

     Changes in interest rates are likely to affect the market value of your notes.

     Although the notes will pay no interest, we expect that the market value of your notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the market value of your notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your notes will increase. If interest rates increase or decrease in markets based on any index currency, the market value of your notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the index currencies or the United States, and, in turn, the exchange rates and therefore the index level.

     Changes in the volatility of the index are likely to affect the market value of your notes.

     The volatility of the index refers to the size and frequency of the changes in price in the index currencies and/or market fluctuation. In general, if the volatility of the currencies comprising the index increases, we expect that the market value of your notes will increase and, conversely, if the volatility of the currencies comprising the index decreases, we expect that the market value of your notes will decrease.

     Changes in the foreign exchange rates are likely to affect the market value of your notes.

     The foreign currency to U.S. dollar rate refers to a foreign exchange spot rate that measures the relative values of two currencies, that foreign currency and the U.S. dollar. This rate reflects the amount of the foreign currency that can be purchased for one U.S. dollar.

     Because your notes are payable in U.S dollars, the level of the foreign currency to U.S. dollar exchange rate will affect the market value of your notes. In general, if the U.S. dollar appreciates, we expect that the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates, we expect that the market value of your notes will increase.

     The time remaining to maturity is likely to affect the market value of your notes.

     Prior to the Maturity Date, the market value of your notes may be higher than one would expect if that value were based solely on the level of the index and the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the level of the index and interest rates during the time remaining to the Maturity Date. However, as the time remaining to the Maturity Date decreases, we expect that this time premium will decrease, lowering the market value of your notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of your notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes. We expect, however, that the effect on the market value of your notes of a given change in the index level will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

If the values of the index currencies change, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the currencies comprising the index. Changes in the values of those currencies may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the index currencies and the impact from foreign currency exchange rates. We discuss some of the reasons for this disparity under “The market price of your notes may be influenced by many factors that are unpredictable and interrelated” above.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the Redemption Amount for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rates for U.S. dollars in exchange for Japanese yen, Chinese renminbi, Korean won, Singapore dollar, Taiwan dollar, Indonesian rupiah, Malaysian ringgit and Thai baht, respectively, quoted by Goldman, Sachs & Co., in its capacity as calculation agent (the spot exchange rates will be used to determine the Final Index Value and, in turn, the Redemption Amount), and on the underlying markets. In addition, an affiliate of Goldman, Sachs & Co. is also the writer of the hedge of our obligation under the notes and will be obligated to pay us at maturity of the notes an amount equal to the excess if any, of the Redemption Amount over the principal amount of the notes. As a result, Goldman, Sachs & Co., in its capacity as calculation agent, may have a conflict of interest to the extent that its trading activities or the determinations it makes in respect of the notes affect the payments due to or from the affiliate of Goldman, Sachs & Co. under the related swap transaction or the value of the investments held by the calculation agent’s proprietary or managed accounts. For example, the issuance of other securities indexed to the Final Index Value and related indexes, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders. Goldman, Sachs & Co. and its affiliates will also have interests for their proprietary accounts or for accounts under their management in trading conducted in the currencies comprising the Final Index Value. Such trading could influence the Final Index Value and could adversely affect the holders of the notes.

As calculation agent, Goldman, Sachs & Co. will have sole discretion to make determinations that could affect the market value of your notes, when your notes mature and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have sole discretion in making various determinations that affect your notes, including determining the Reference Rates on the Trade Date, and the Final Index Value on the Determination Date, which will be used to calculate how much cash we must pay on the Maturity Date. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “There may be conflicts of interest between you and Goldman, Sachs & Co.” above.

Your notes may not have an active trading market.

     Your notes will not be listed or displayed on any securities exchange, any interdealer market quotation system or any electronic communications network, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Tax consequences

     For United States Federal income tax consequences, the notes will likely be classified as contingent payment debt instruments. In such a case, they will likely be considered to be issued with original issue discount. Although you will receive no interest payments during the term of the notes, during your ownership of the notes you will likely be required to include the original issue discount as interest in taxable income, subject to some adjustments, based on the “comparable yield” of the notes. The comparable yield will generally be the rate at which we could issue a fixed rate debt instrument on terms and conditions similar to the notes. See “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

ADDITIONAL INFORMATION

Hypothetical returns

     The following table illustrates potential hypothetical returns on the Maturity Date. Based on these hypothetical Final Index Values, we illustrate a range of hypothetical Redemption Amounts as a percentage of the Principal Amount that will be payable on the Maturity Date.

	Hypothetical
	Redemption Amount
Hypothetical Final	(as a percentage of	Hypothetical return
Index Value	Principal Amount)	on investment (uncompounded)
120.00	128.00%	28.00%
117.50	124.50%	24.50%
115.00	121.00%	21.00%
112.50	117.50%	17.50%
110.00	114.00%	14.00%
107.50	110.50%	10.50%
105.00	107.00%	7.00%
100.00	100.00%	0.00%
97.50	100.00%	0.00%
95.00	100.00%	0.00%

     The above figures are for purposes of illustration only. The actual Redemption Amount received by holders will depend on the actual Final Index Value, as calculated based upon the Final Exchange Rates observed on the Determination Date, and the term of your investment.

The index

     The index is designed to allow investors to participate indirectly in exchange rate movements of the currencies included in the index, as reflected by changes in the U.S. dollar value of the index, over the term of the notes. The currencies that compose the index are the Japanese yen, Chinese renminbi, Korean won, Singapore dollar, Taiwan dollar, Indonesian rupiah, Malaysian ringgit and Thai baht, each initially weighted at 12.50%. The index levels can be viewed as similar to long positions in the index currencies, which could be sold for U.S. dollars.

     As exchange rates move, the U.S. dollar value of each index currency will vary based on the appreciation or depreciation of that index currency. Any appreciation in the index currencies relative to the U.S. dollar will result in an increase in the index level. Conversely, any depreciation in the index currencies relative to the U.S. dollar will result in a decrease in the index level.

     The following charts show, for the periods indicated, high, low and period-end spot exchange rates between the index currencies and the U.S. dollar for customary settlement in the spot foreign exchange market as calculated by Goldman, Sachs & Co. This historical data on the index currencies is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the index currencies during any period set forth below is not an indication that the index is more or less likely to increase or decrease in value at any time during the term of the notes.

Japanese yen (expressed as the amount of JPY per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	119.0500	109.77	117.32
2005	121.0400	102.0600	117.7700
2004	114.5300	102.0900	102.6400

Chinese renminbi (expressed as the amount of CNY per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	8.0687	7.9859	7.9982
2005	8.2800	8.0702	8.0702
2004	8.3068	8.2763	8.2765

Singapore dollar (expressed as the amount of SGD per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	1.6355	1.5610	1.5939
2005	1.7064	1.6193	1.6633
2004	1.7486	1.6315	1.6321

Korean won (expressed as the amount of KRW per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	1008.2000	927.9000	959.0000
2005	1059.4000	997.0000	1010.0000
2004	1195.1000	1035.6000	1035.6000

Taiwan dollar (expressed as the amount of TWD per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	32.897	31.337	32.897
2005	33.7920	30.8400	32.8500
2004	34.2490	31.7900	31.7900

Indonesian rupiah (expressed as the amount of IDR per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	9815.0000	8720.0000	9255.0000
2005	10800.0000	9140.0000	9845.0000
2004	9445.0000	8322.0000	9275.0000

Malaysian ringgit (expressed as the amount of MYR per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	3.7800	3.5780	3.6855
2005	3.8050	3.7465	3.7800
2004	3.8050	3.8000	3.8050

Thai baht (expressed as the amount of THB per USD)

Calendar Year	High	Low	Period End
2006 (through July 18)	41.0500	37.5000	38.2000
2005	42.1500	38.2500	41.0300
2004	41.6800	38.8400	38.9300

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.

     The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive precedential authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments (CPDI) subject to the U.S. treasury regulations governing CPDIs (CPDI Regulations) and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. Prospective holders should consult their own tax advisers as to the proper characterizations and treatment of the notes for U.S. Federal income tax purposes.

     For U.S. Federal income tax purposes, the notes will be treated as debt instruments subject to the CPDI Regulations which would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to apply the “noncontingent bond method” which, as generally described below, requires a U.S. Holder (as defined in the prospectus) to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. Holder’s method of tax accounting and whether such U.S. Holder has received any interest payments in that year. In general, any gain recognized on the sale, exchange, or retirement of a CPDI will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

     Under the non-contingent bond method, for each accrual period prior to and including the Maturity Date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and included as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that we would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, we would be required, solely for U.S. Federal income tax purposes, to provide a schedule (Schedule) of the projected amounts of payments (Projected Payments) on the notes. The Schedule must produce the comparable yield.

The comparable yield and the Schedule are used to determine accruals of interest for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent our expectations of regarding such yield, and the amount and timing of such payment.

     If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the notes for that taxable year (including, in the case of the taxable year which includes the Maturity Date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce the U.S. Holder’s interest income for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). In addition, in general terms, U.S. Holders will have gain or loss at the maturity equal to the difference between the amount actually received and the projected final payment. Any such gain (and any gain on the sale of the note) will be ordinary income. Any loss will be ordinary loss to the extent of the interest previously included in income by the U.S. Holder with respect to the notes and, thereafter, capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses.

     Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring the notes with such discount or premium should consult with their own tax advisors regarding such discount or premium. The application of the CPDI Regulations to the notes is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of July 21, 2006 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, August 4, 2006 will be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering.

     The gross proceeds to us from the sale of the notes will be 99.75% of the Principal Amount of the notes. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes. From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

     Goldman, Sachs & Co. proposes to offer the Notes from time to time for sale in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.